EXHIBIT 99.1

North American Construction Group Announces Transformative Acquisition of MacKellar Group, A Leading Private Australian Heavy Equipment Solutions Provider

ACHESON, Alberta, July 26, 2023 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or the “Company”) (TSX:NOA) today announced that it has entered into a definitive purchase and sale agreement to acquire (the “Transaction”) MacKellar Group (“MacKellar”) for an estimated $395 million (the “Consideration”). MacKellar Group, with its heavy construction equipment fleet, is an Australia-based provider of heavy earthworks solutions to the mining and civil sectors, with a strong reputation derived from decades of reliable performance. The Transaction will significantly expand NACG’s capability and allow the Company to serve a highly valuable and diversified base of customers globally.

The Transaction emerged through continued dialogue with MacKellar over the past two years, following NACG’s entry into Australia through the acquisition of DGI Trading Pty Limited in 2021. The acquisition of MacKellar is highly complementary to, and a natural strategic fit with, NACG given shared cultural alignment, focus on safety and operational similarities. MacKellar will continue to operate and execute on its growth strategy, while delivering on its commitment of service to all its customers and partners.

“NACG has built a strong relationship with MacKellar over the past two-plus years. Given the operational and cultural similarities that our companies share, this acquisition is a rare and attractive opportunity,” said Joe Lambert, Chief Executive Officer of NACG. “Over the years, we have worked extremely hard to be part of the solution to help lower the operating costs of our customers through safe, efficient operation and maintenance of our equipment fleet. We are excited about partnering with MacKellar to serve our expanded customer base with the same innovations at a time when commodity producers are striving to maximize production and efficiency. I want to welcome the MacKellar team to the NACG family. We are extremely proud to be sharing in what we believe will be a bright future together.”

“Joining NACG offers a significant opportunity for both companies to share best practices and execute on our growth strategy. Our shared culture, highly skilled maintenance and operations teams, and now global operations will position us as a leader in heavy equipment fleet, allowing us to better serve customers across Australia,” said Duncan MacKellar, Chairman of MacKellar Group.

Strategic Highlights

  Combined Business with Significant Global Reach and Diversified Customer Base: MacKellar provides the opportunity to expand the Company’s geographic and operational presence in Australia, while adding a high-quality investment-grade customer base. The Transaction provides diversification with no single end market contributing more than approximately a third of adjusted EBIT.
  Shared Core Values and Culture: MacKellar shares NACG’s values and is committed to hands-on management, continuous drive to be the low-cost provider, a focus on building strong partnerships with customers, and maintaining operating and safety excellence.
  Turnkey Operations with Highly Valuable Asset Base: MacKellar Group adds approximately 450 mobile heavy equipment assets; 1,000 employees, including over 375 maintenance personnel; and 15 operating projects across a variety of service offerings including contract mining, civil earthworks, dry and maintained equipment rentals and component rebuilds. Its asset base is comprised of a well-maintained fleet operating at effective utilization levels.
  Prudent Approach to the Transaction Minimizes Execution Risk: Continuous dialogue and in-person operational field reviews by both parties has allowed for the Company to ensure there is a strong cultural fit and alignment between the two organizations. This alignment is also reflected in the transaction structure with a significant portion of the consideration being deferred.
  Robust Growth Prospects with Strong Backlog: Operations in Western Australia and Queensland serve as a growth pillar given the large and diverse resource markets combined with a mining friendly jurisdiction. The combined company is expected to have over $4.0 billion in contractual backlog by December 31, 2023 which will be the foundation to drive significant growth.

“The transaction represents a major milestone for NACG and adds significant scale to our business. Both NACG and MacKellar are leaders with strong reputation, culture and commitment to safety. This partnership will accelerate our combined growth and allow us to better serve our customers on a global scale,” said Martin Ferron, Chairman of the Board of NACG.

Financial Highlights of the Transaction

  The total estimated consideration of $395 million: i) represents less than 2.75x of expected EBITDA in 2024, ii) is estimated to be less than the book value of MacKellar’s assets and iii) is expected to be over 50% accretive based on incremental earnings per share.
  The Transaction is fully funded by bank secured & vendor provided debt financing.

The Transaction includes of an upfront payment of A$75 million which will be funded by the upsized revolving Credit Facility described below. In addition, liquidity from the Credit Facility and assumed equipment financing of MacKellar is estimated to provide $200 million of the total consideration. The remainder of the Consideration is addressed through an earn-out and deferred payment mechanism payable to the vendors over four years, with the earn-out constituting approximately 70% of this amount.

2023 Outlook and 2024 Incremental Impacts

Based on consistent equipment utilization and the contractual backlog in place, management has provided ranges of certain financial measures for 2023 and expected incremental impacts of the MacKellar Group to the year ended December 31, 2024. Upon close of the Transaction, management intends to provide a 2024 Outlook including guidance typically provided with regards to capital allocation.

	Full Year Ended 2022(1)	Combined 2023 Outlook(2)	Incremental 2024 Impacts(3)
Combined revenue	$1.05 billion	$1.15 to 1.25 billion	$450 to $500 million
Adjusted EBITDA(4)	$245 million	$275 to $305 million	$130 to $160 million
Adjusted EPS(4)	$2.41 per share	$2.60 to $2.80 per share	$1.10 to $1.40 per share
Sustaining capital(4)	$113 million	$140 to $160 million	$65 to $85 million
Free cash flow(4)	$70 million	$100 to $120 million	$55 to $75 million
Net debt leverage(4)(5)	June 30, 2023 – 1.4x on a TTM basis December 31, 2023 – targeting 1.8x on a pro-forma TTM basis December 31, 2024 – less than 1.5x excluding potential conversion of debentures
Contractual backlog(4)	Excluding the Transaction, contractual backlog estimated to exceed $2.0 billion by year-end Including MacKellar contracts, contractual backlog estimated to exceed $4.0 billion by year-end

(1) This historical information does not include MacKellar
(2) On a combined basis assuming the completion of the acquisition of MacKellar in Q4 2023. See “Forward-Looking Information”
(3) Expected incremental contribution of MacKellar for the year ending December 31, 2024. See “Forward-Looking Information”
(4) See “Non-GAAP Financial Information”
(5) TTM refers to trailing twelve months

Underwritten Financing

The Company currently has in place a $300 million revolving credit facility with a syndicate of financial institutions, and which permits the incurrence of an additional $175 million of secured equipment financing with third parties. Concurrent with the announcement of the Transaction, the Company has entered into a commitment letter for an underwritten financing from National Bank of Canada, as sole lead arranger and sole bookrunner to amend and restate the current facility to a senior revolving credit facility (the “Credit Facility”) in the maximum amount of $450 million. The amended and upsized Credit Facility will permit the incurrence of an additional $300 million of secured equipment financing from third parties.

Conditions to the Acquisition

The Transaction is not subject to any financing conditions and is expected to close in the fourth quarter of 2023 subject to obtaining contractual consents and the satisfaction of other customary closing conditions.

Advisors

National Bank Financial is acting as exclusive financial advisor to NACG on the Transaction. Fasken Martineau DuMoulin LLP is acting as a legal advisor, and Corrs Chambers Westgarth is acting as local Australian counsel, to NACG.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Transaction on Thursday, July 27, 2023, at 6:00 am Mountain Time (8:00 am Eastern Time).

The call can be accessed by dialing:
Toll free: 1-888-886-7786
Conference ID: 47287641

A replay will be available through September 1, 2023, by dialing:
Toll Free: 1-877-674-7070
Conference ID: 47287641
Playback Passcode: 287641

The live presentation and webcast can be accessed at:
https://viavid.webcasts.com/starthere.jsp?ei=1624616&tp_key=5ac36a78e5

A replay will be available until September 1, 2023, using the link provided. A copy of the investor presentation is also available on the NACG website at www.nacg.ca.

Forward Looking Information

This release contains “forward-looking information” within the meaning of applicable securities legislation which reflects the current plans and expectations of the Company with respect to future events and financial performance. All statements other than statements of historical or current facts may be forward looking information. Forward-looking information includes statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as ‘believes’, ‘continues’, ‘expects’, ‘projects’, ‘anticipates’, ‘plans’, ‘estimates’, ‘seeks’, ‘intends’, ‘targets’, ‘forecasts’, or negative or grammatical versions thereof and other similar expressions, or future or conditional verbs such as ‘may’, ‘will’, ‘should’, ‘would’ and ‘could’. Forward-looking information in this includes, but is not limited to, statements with respect to: robust growth prospects; the expected backlog of the combined company; the acceleration of the combined company’s growth; the estimated consideration; the multiple of expected 2024 EBITDA that the consideration represents; the transaction being accretive and expected accretion on incremental earnings per share; expected proforma revenue and Adjusted EBITDA on a combined company basis and the incremental impact of MacKellar on such figures; Adjusted EPS on a combined company basis and the incremental impact of MacKellar on such figure; sustaining capital on a combined company basis and the incremental impact of MacKellar on such figure; free cash flow on a combined company basis and the incremental impact of MacKellar on such figure; estimated enterprise value; book value of assets; leverage by end of 2023 and 2024 on a combined company basis and the incremental impact of MacKellar on such figures;; independent Australian operations post-closing achieving global reach with minimal integration risk; acquiring critical scale globally; obtaining critical mass in a resource rich and mining friendly jurisdiction; proforma customer/project composition; no single market contributing approximately more than a third of total adjusted EBIT; closing of the Transaction occurring in the fourth quarter of 2023; the anticipated timeline for realization of synergies and full integration; minimal financing risk; executing grown through winning large-scale mining or civil construction projects; leveraging expertise to expand presence and diversify exposure to other commodities. Forward-looking information is based on management’s plans, estimates, projections, beliefs and opinions as at the date of this release, and the assumptions related to those plans, estimates, projections, beliefs and opinions may change; therefore, they are presented for the purpose of assisting the Company’s security holders in understanding management’s views at such time regarding those future outcomes and may not be appropriate for other purposes. Although the forward-looking information contained in this release is based on assumptions which the Company believes are reasonable, there can be no assurance that actual results will be consistent with such forward-looking information. The forward-looking information in this release relate only to events or information as of the date on which the statements are made and, except as specifically required by applicable securities laws, the Company undertakes no obligation to update or revise publicly any forward-looking information, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. There can be no assurance that the forward-looking information will prove to be accurate. Actual results could differ materially from those contemplated by the forward-looking information include: general market performance including capital market conditions and availability and cost of credit; foreign currency and exchange risk; performance of the market sectors that the Company and the MacKellar Group serve; impact of factors such as increased pricing pressure and possible margin compression; the regulatory and tax environment; the ability of the Company to complete the Transaction; the ability of the Company to execute its financing plans in connection with the Transaction; that the conditions to closing the Transaction are not satisfied on a timely basis or at all; unanticipated difficulties or expenditures relating to the Transaction; the response of the Company’s and MacKellar Group’s business partners, customers and suppliers to the announcement of the Transaction; the impact of competitive responses to the announcement of the Transaction; the diversion of management time on Transaction-related issues; risks associated with greater than anticipated tax liabilities or expenses; the prompt and effective integration of MacKellar Group; the ability to achieve the anticipated synergies and value creation-contemplated by Transaction within the expected timeframe or at all; the ability to expand into new markets and geographic regions; that one or more customers, or other persons with which MacKellar Group has contracted, experience insolvency or bankruptcy with resulting delays, costs or losses; political, labour or supplier disruptions; imposition of new duties, tariffs or other legal barriers that impact the MacKellar Group’s markets; that growth in markets the MacKellar Group serves is less than expected; risks relating to legal proceedings to which the Company or the MacKellar Group is or may become a party; and other risks detailed from time to time in the Company’s filings with the Canadian securities regulators. Due to the risks, uncertainties and assumptions inherent in forward looking information, readers should not place undue reliance on forward looking information contained herein. For more complete information about the Company and the material factors and assumptions underlying our forward-looking information please read the most recent disclosure documents posted on the Company’s website www.nacg.ca or filed with the SEC and the CSA. You may obtain these documents by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

Future Oriented Financial Information

To the extent any forward-looking information in this release constitutes “future-oriented financial information” or “financial outlooks” within the meaning of applicable securities laws, such information is being provided to demonstrate the Company’s internal projections and the reader is cautioned that this information may not be appropriate for any other purpose and the reader should not place undue reliance on such future-oriented financial information and financial outlooks. Future-oriented financial information and financial outlooks, as with forward-looking information generally, are, without limitation, based on the assumptions and subject to the risks set out in this release. While such information has been prepared using assumptions considered reasonable by the Company at the time of preparation, such assumptions may not materialize as a result of unanticipated events and that may occur subsequent to the date of such future-oriented financial information and financial outlooks. The Company’s actual financial position and results of operations may differ materially from management’s current expectations. Such information is presented for illustrative purposes only and may not be an indication of the Company’s actual financial position or results of operations. All future-oriented financial information and financial outlooks in this release are subject to the risks described above under “Forward-Looking Information”.

Non-GAAP Financial Measures and Non-GAAP Ratios

This release references certain non-GAAP financial measures and non-GAAP ratios within the meaning of applicable securities laws because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity.  The non-GAAP financial measures contained in this release include "EBIT”, “backlog”, “adjusted EBITDA”, “adjusted EPS”, “sustaining capital” and “free cash flow”. The non-GAAP ratios contained in this release include “net debt leverage”, and “EBITDA multiple”. We believe these non-GAAP financial measures and non-GAAP ratios are commonly used by the investment community for valuation purposes and provide useful metrics common in our industry. These non-GAAP measures and non-GAAP ratios do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Each of the above referenced historical non-GAAP financial measure reconciled to its most directly comparable GAAP measure in the “Non-GAAP Financial Measures” section of our Management’s Discussion and Analysis for the year ended December 31, 2022 (the “MD&A”). “EBIT” is defined as “earnings before the effects of interest expense, income taxes”. “Backlog” is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying expected job scope, value and timing. “Adjusted EBITDA" is defined as adjusted net earnings before the effects of interest expense, income taxes, depreciation, amortization, equity investment depreciation and amortization, and equity earnings in affiliates and joint ventures, but including the equity investment EBIT from our affiliates and joint ventures accounted for using the equity method. “Adjusted EPS” is defined as adjusted net earnings, divided by the weighted-average number of common shares. “Sustaining capital” is defined as expenditures, net of routine disposals, related to property, plant and equipment which have been commissioned and are available for use operated to maintain and support existing earnings and cash flow potential and do not include the characteristics of growth capital. “Free cash flow” is defined as cash from operations less cash used in investing activities including finance lease additions but excluding cash used for growth capital and cash used for/provided by acquisitions. For clarity, based on this definition cash generated by joint venture is reported as free cash flow upon issuance of dividends or advances. “Net debt leverage” is defined as total debt less cash and cash equivalents recorded on the balance sheets divided by adjusted EBITDA. “EBITDA Purchase Multiple” means total Consideration divided EBITDA.

About NACG

North American Construction Group Ltd. is a premier provider of heavy civil construction and mining services in Canada, the U.S. and Australia. For 70 years, NACG has provided services to the mining, resource, and infrastructure construction markets.

About MacKellar Group

Established in 1966 based on humble family values MacKellar has earned an enviable reputation in the industry for performance and reliability. MacKellar specialize in heavy earthmoving equipment solutions and has a proud history of working on both mining and civil earthwork projects around Australia.

For further information, please contact:
Jason Veenstra
Chief Financial Officer
North American Construction Group Ltd.
Email: ir@nacg.ca